

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2023

Cong He
Chief Financial Officer
Tian'an Technology Group Ltd.
Room 104, Building 1-B, No. 3500
Xiupu Road, Pudong New Area, Shanghai, China

> **Re: Tian'an Technology Group Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed December 19, 2022**
> **File No. 333-267453**

Dear Cong He:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 5, 2022 letter.

Amendment 2 to Form F-1 Filed on December 19, 2022

General

1. We note your response to prior comment 1, and reissue. We note that the disclosure now states that selling stockholders "may not sell the Shares at a fixed price," and we ask you to revise your disclosure to disclose that the selling shareholders will offer and sell their shares at a fixed price until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

Prospectus Cover Page, page i

2. We note your response to prior comment 4, but note that we still cannot identify the

section where you discuss the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please advise us where this disclosure is, or revise to include.

Risk Factors, page 10

3.   We note your response to prior comment 5. Please revise your disclosure to state the potential consequences if the Cyberspace Administration of China ("CAC") determines that you are not compliant with the regulations or policies that have been issued by the CAC to date.

Compensation of Directors and Executive Officers, page 39

4.   Please update your executive compensation table for the fiscal year ended December 31, 2022.

Index to the Consolidated Financial Statements, page 51

5.   If your audited financial statements become older than 12 months, please be advised, since this is an initial public offering of your common shares, you may be required to provide updated financial statements. Accordingly, if your registration statement is not effective by December 30, 2022, please update your financial statements and related disclosures pursuant to Item 8.A.4 of Form 20-F or, if applicable, provide the appropriate representations in an exhibit to the filing as required by Instruction 2 to Item 8.A.4.

Item 16. Exhibits and Financial Schedules
Exhibit 23.1, page II-2

6.   We have read your response to prior comment 8. We note that in the consent of independent accountants filed as Exhibit 23.1, HHC did not consent to the reference to the firm as experts within the registration statement on page 49. Please have your audit firm revise Exhibit 23.1 to state, if true, that they consent to the reference to the firm as "experts" in the registration statement.

Cong He
Tian'an Technology Group Ltd.
January 3, 2023
Page 3

       You may contact Ernest Greene at 202-551-3733 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing